Exhibit 99.3
Condensed Consolidated Statement of Comprehensive Income/(Loss) (Unaudited)
For the six months ended June 30

	Note	2024 $000s	2023 $000s
Contract revenue		—	750
Grant revenue		288	2,400
Total revenue		288	3,150
Operating expenses:
General and administrative expenses		(27,758)	(26,166)
Research and development expenses		(38,928)	(53,146)
Operating income/(loss)		(66,398)	(76,163)
Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	4	—	61,787
Gain/(loss) on investments held at fair value	4	3,882	7,818
Realized gain/(loss) on sale of investments	4	151	—
Gain/(loss) on investments in notes from associates	6	11,612	(6,045)
Other income/(expense)		548	(1,134)
Other income/(expense)		16,193	62,426
Finance income/(costs):
Finance income	8	11,732	7,731
Finance costs – contractual	8	(1,036)	(1,338)
Finance income/(costs) – fair value accounting	8	(1,613)	2,650
Finance costs – non cash interest expense related to sale of future royalties	12	(10,551)	(3,726)
Net finance income/(costs)		(1,468)	5,316
Share of net income/(loss) of associates accounted for using the equity method	5	(3,357)	(5,324)
Income/(loss) before taxes		(55,030)	(13,744)
Tax benefit/(expense)	18	6,147	(11,807)
Income/(loss) for the period		(48,883)	(25,551)
Other comprehensive income/(loss):
Items that are or may be reclassified as profit or loss
Equity-accounted associate – share of other comprehensive income (loss)		—	92
Total other comprehensive income/(loss)		—	92
Total comprehensive income/(loss) for the period		(48,883)	(25,458)
Income/(loss) attributable to:
Owners of the Group		(41,773)	(25,004)
Non-controlling interests		(7,111)	(546)
		(48,883)	(25,551)
Comprehensive income/(loss) attributable to:
Owners of the Group		(41,773)	(24,912)
Non-controlling interests		(7,111)	(546)
		(48,883)	(25,458)
		$	$
Earnings/(loss) per share:
Basic earnings/(loss) per share	9	(0.15)	(0.09)
Diluted earnings/(loss) per share	9	(0.15)	(0.09)
The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statement of Financial Position (Unaudited)
As of

	Note	June 30, 2024 $000s	December 31, 2023 $000s
Assets
Non-current assets
Property and equipment, net		8,393	9,536
Right of use asset, net		8,943	9,825
Intangible assets, net		906	906
Investments held at fair value	4	29,030	317,841
Investment in associates – equity method	5	—	3,185
Investments in notes from associates	6	16,212	4,600
Deferred tax assets		6,778	—
Other non-current assets		878	878
Total non-current assets		71,140	346,771
Current assets
Trade and other receivables		2,055	2,376
Income tax receivable		—	11,746
Prepaid expenses		4,703	4,309
Other financial assets		1,636	1,628
Short-term investments		191,938	136,062
Cash and cash equivalents		308,478	191,081
Total current assets		508,810	347,201
Total assets		579,950	693,973
Equity and liabilities
Equity
Share capital		4,860	5,461
Share premium		290,262	290,262
Treasury stock		(46,892)	(44,626)
Merger reserve		138,506	138,506
Translation reserve		182	182
Other reserve	10	(8,541)	(9,538)
(Accumulated deficit)/Retained earnings		(62,510)	83,820
Equity attributable to the owners of the Group		315,867	464,066
Non-controlling interests	14	(9,661)	(5,835)
Total equity		306,206	458,232
Non-current liabilities
Sale of future royalties liability, non-current	12	117,458	110,159
Deferred tax liability		—	52,462
Lease liability, non-current		16,422	18,250
Liability for share-based awards	7	1,550	3,501
Total non-current liabilities		135,430	184,371
Current liabilities
Lease liability, current		3,574	3,394
Trade and other payables	15	31,445	44,107
Sale of future royalties liability, current	12	3,252	—
Income taxes payable		26,135	—
Subsidiary:
Notes payable		4,027	3,699
Preferred shares	11, 13	69,882	169
Total current liabilities		138,314	51,370
Total liabilities		273,744	235,741
Total equity and liabilities		579,950	693,973
Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on August 28, 2024 and signed on its behalf by:
Bharatt Chowrira
Chief Executive Officer
August 28, 2024
The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statement of Changes in Equity (Unaudited)
For the six months ended June 30

		Share Capital			Treasury Shares
	Note	Shares	Amount $000s	Share premium $000s	Shares	Amount $000s	Merger reserve $000s	Translation reserve $000s	Other reserve $000s	Retained earnings/ (accumulated deficit) $000s	Total Parent equity $000s	Non-controlling interests $000s	Total Equity $000s
Balance January 1, 2023		289,161,653	5,455	289,624	(10,595,347)	(26,492)	138,506	89	(14,478)	149,516	542,220	5,369	547,589
Net income/(loss)		—	—	—	—	—	—	—	—	(25,004)	(25,004)	(546)	(25,551)
Other comprehensive income/(loss) for the period		—	—	—			—	92	—	—	92	—	92
Total comprehensive income/(loss) for the period		—	—	—	—	—	—	92	—	(25,004)	(24,912)	(546)	(25,458)
Deconsolidation of Subsidiary	4	—	—	—	—	—	—	—	—	—	—	(9,085)	(9,085)
Exercise of stock options	7	306,506	6	638	149,226	327	—	—	(10)	—	961	—	961
Purchase of Treasury stock	10	—	—	—	(2,510,887)	(7,276)	—	—	—	—	(7,276)	—	(7,276)
Equity-settled share-based awards	7	—	—	—	—	—	—	—	1,465	—	1,465	277	1,742
Settlement of restricted stock units	7	—	—	—	161,678	337	—	—	87	—	424	—	424
Expiration of share options in subsidiary		—	—	—	—	—	—	—	786	—	786	(786)	—
Other		—	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance June 30, 2023		289,468,159	5,461	290,262	(12,795,330)	(33,105)	138,506	182	(12,149)	124,512	513,669	(4,778)	508,891

Balance January 1, 2024		289,468,159	5,461	290,262	(17,614,428)	(44,626)	138,506	182	(9,538)	83,820	464,066	(5,835)	458,232
Net income/(loss)		—	—	—	—	—	—	—	—	(41,773)	(41,773)	(7,111)	(48,883)
Total comprehensive income/(loss) for the period		—	—	—	—	—	—	—	—	(41,773)	(41,773)	(7,111)	(48,883)
Exercise of stock options	7	—	—	—	412,729	1,041	—	—	(146)	—	895	—	895
Repurchase and cancellation of ordinary shares from Tender Offer	10	(31,540,670)	(600)	—	—	—	—	—	600	(104,558)	(104,558)	—	(104,558)
Purchase of Treasury stock	10	—	—	—	(1,903,990)	(4,819)	—	—	—	—	(4,819)	—	(4,819)
Equity-settled share-based awards expense	7	—	—	—	—	—	—	—	754	—	754	3,285	4,039
Settlement of restricted stock units	7	—	—	—	599,512	1,512	—	—	(211)	—	1,301	—	1,301
Expiration of share options in subsidiary		—	—	—	—	—	—	—	1	—	1	(1)	—
Balance June 30, 2024		257,927,489	4,860	290,262	(18,506,177)	(46,892)	138,506	182	(8,541)	(62,510)	315,867	(9,661)	306,206
The accompanying notes are an integral part of these financial statements.

Condensed Consolidated Statement of Cash Flows (Unaudited)
For the six months ended June 30

	Note	2024 $000s	2023 $000s
Cash flows from operating activities
Income/(loss) for the period		(48,883)	(25,551)
Adjustments to reconcile income/(loss) for the period to net cash used in operating activities:
Non-cash items:
Depreciation and amortization		1,814	3,061
Share-based compensation expense	7	4,648	1,256
(Gain)/loss on investment held at fair value	4	(3,882)	(7,818)
Realized gain on sale of investments	4	(151)	—
Gain on deconsolidation of subsidiary	4	—	(61,787)
Share of net loss of associates accounted for using the equity method	5	3,357	5,324
(Gain)/loss on investments in notes from associates	6	(11,612)	6,045
(Gain)/loss on disposal of assets		(23)	522
Impairment of fixed assets		45	1,066
Income taxes, net	18	(6,147)	11,807
Finance (income)/costs, net	8	1,468	(5,316)
Changes in operating assets and liabilities:
Trade and other receivables		320	9,243
Prepaid expenses		(394)	1,484
Deferred revenue		—	(283)
Trade and other payables	15	(16,883)	(9,318)
Other		—	964
Income taxes paid		(15,213)	(150)
Interest received		12,196	5,444
Interest paid		(675)	(1,127)
Net cash used in operating activities		(80,014)	(65,133)
Cash flows from investing activities:
Purchase of property and equipment		—	(70)
Proceeds from sale of property and equipment		188	590
Investment in convertible notes and warrants from associates	7	—	(15,350)
Sale of investments held at fair value	4	292,672	—
Short-term loan to associate		660	—
Repayment of short-term loan from associate		(660)	—
Cash derecognized upon loss of control over subsidiary (see table below)	4	—	(13,784)
Purchases of short-term investments		(213,035)	—
Proceeds from maturity of short-term investments		156,687	202,500
Net cash provided by investing activities		236,512	173,885
Cash flows from financing activities:
Receipt of cash from sale of future royalties	12	—	100,000
Issuance of subsidiary preferred Shares	11	68,100	—
Payment of lease liability		(1,648)	(1,764)
Exercise of stock options		895	961
Repurchase of ordinary shares	10	(101,629)	—
Purchase of treasury stock	10	(4,819)	(7,276)
Other		—	(23)
Net cash provided by (used in) financing activities		(39,101)	91,897
Net increase (decrease) in cash and cash equivalents		117,397	200,649
Cash and cash equivalents at beginning of year		191,081	149,866
Cash and cash equivalents at end of period		308,478	350,515
Supplemental disclosure of non-cash investment and financing activities:
Purchase of intangible assets not yet paid in cash		—	200
Repurchase of ordinary shares not yet paid in cash		2,929	—
Settlement of restricted stock units through issuance of equity		1,301	424

Supplemental disclosure of non-cash investment and financing activities (continued):
Assets, Liabilities and non-controlling interests in deconsolidated subsidiary

2023 $000s
Trade and other receivables	(702)
Prepaid assets	(3,516)
Property, plant and equipment, net	(8,092)
Right of use asset, net	(2,477)
Trade and other Payables	15,078
Deferred revenue	1,902
Lease liabilities (including current potion)	4,146
Long-term loan (including current portion)	15,446
Subsidiary preferred shares and warrants	24,568
Other assets and liabilities, net	(323)
Non-controlling interest	9,085
55,115
Investment retained in deconsolidated subsidiary	20,456
Gain on deconsolidation	(61,787)
Cash in deconsolidated subsidiary	13,784
The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share data, or exercise price and conversion price)
1.     General information
Description of Business
PureTech Health plc (the “Parent”) is a public biotherapeutics company dedicated to changing the treatment paradigm for devastating diseases. It is incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom.
The Parent and its subsidiaries are together referred to as the “Group”. The interim consolidated financial statements of the Group (the "Condensed Consolidated Financial Statements" or the “Interim Financial Statements”) consolidate those of the Parent and its subsidiaries.
The accounting policies are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below in Note 2. New Standards and Interpretations.
Basis of accounting
These Interim Financial Statements have been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting as adopted for use in the UK and also comply fully with IAS 34 as issued by the International Accounting Standards Board ("IASB"). The Interim Financial Statements should be read in conjunction with the Group’s Consolidated Financial Statements as of and for the year ended December 31, 2023. The Interim Financial Statements do not include all the information required for a complete set of financial statements in accordance with International Financial Reporting Standards ("IFRS"). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial information included in the Annual Report and Accounts for the year ended December 31, 2023, which was prepared in accordance with UK-adopted International Financial Reporting Standards and also complied fully with International Financial Reporting Standards as issued by the IASB. Certain amounts in the Condensed Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts.
These Condensed Consolidated Financial Statements do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006. The comparative figures for the six months ended June 30, 2023 are not the Group’s statutory accounts for that financial year. Those accounts were reported upon by the Group’s auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498 (2) or (3) of the Companies Act 2006.
The unaudited Condensed Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair statement of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.
As of June 30, 2024 the Group had cash and cash equivalents of $308,478 and short term investments of $191,938. Considering the Group’s financial position as of June 30, 2024 and its principal risks and opportunities, a going concern analysis has been prepared for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. Therefore, the Board of Directors ("Directors") believes the Group is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Condensed Consolidated Financial Statements. Accordingly, the Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Condensed Consolidated Financial Statements.
These Condensed Consolidated Financial Statements were authorized for issue by the Company’s Board of Directors on August 28, 2024.
Material Accounting policies
There have been no significant changes in the Group’s accounting policies from those disclosed in our Consolidated Financial Statements as of and for the year ended December 31, 2023. The significant accounting policies used for half-year financial reporting are disclosed in Note 1, Material Accounting policies of the accompanying notes to the Consolidated Financial Statements included in our 2023 Annual Report and Accounts.

2.    New Standards and Interpretations
The Group has applied Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current for the first time for its interim reporting period ended June 30, 2024. This amendment did not have any impact on the amounts recognized in prior and current periods.
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 Presentation of Financial Statements, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.
Certain other new accounting standards, interpretations, and amendments to existing standards have been published that are effective for annual periods commencing on or after January 1, 2025 and have not been early adopted by the Group in preparing the Condensed Consolidated Financial Statements. These standards, amendments or interpretations are not expected to have a material impact on the Group in the prior and current periods.
3.    Segment Information
Basis for Segmentation
The Directors are the Group’s chief operating decision-makers. The Group’s operating segments are determined based on the financial information provided to the Board of Directors periodically for the purposes of allocating resources and assessing performance. The Group has determined each of its Wholly-Owned Programs represents an operating segment and the Group has aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment. Each of the Group’s Controlled Founded Entities represents an operating segment. The Group aggregates each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For the Group’s entities that do not meet the definition of an operating segment, the Group presents this information in the Parent Company and Other column in its segment footnote to reconcile the information in this footnote to the Condensed Consolidated Financial Statements. Substantially all of the Group’s revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.
Following is the description of the Group's reportable segments:
Wholly-Owned Programs
The Wholly-Owned Programs segment is advancing Wholly-Owned Programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group's funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.
Controlled Founded Entities
The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of June 30, 2024 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and have entered into an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.
The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the information in this footnote to the Condensed Consolidated Financial Statements. This column captures activities not directly attributable to the Group's operating segments and includes the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for the deconsolidated entities through the date of deconsolidation (e.g. Vedanta in 2023) and accounting for the Group's holdings in Founded Entities for which control has been lost, which primarily represents: the activity associated with deconsolidating an entity when the Group no longer controls the entity (e.g. Vedanta in 2023), the gain or loss on the Group's investments accounted for at fair value (e.g. the Group's ownership stakes in Karuna, Vor and Akili) and the Group's net income or loss of associates accounted for using the equity method.
(The term "Founded Entities" refers to entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities and deconsolidated Founded Entities.)
In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics "Seaport" and Gallop Oncology "Gallop") to advance certain programs from the Wholly-Owned Programs segment. The financial results of these programs were included in the Wholly-Owned Programs segment as of and for the year ended December 31, 2023. Upon raising dilutive third-party financing in April 2024, the financial results of Seaport are included within the Controlled Founded Entities Segment as the Group still maintains control over this entity.
As of June 30, 2024, Alivio became dormant and did not meet the definition of operating segment. The financial results of this entity were removed from the Wholly-Owned Programs segment and are included in the Parent Company and Other column. The corresponding information for 2023 has been restated to include Alivio in the Parent Company and Other column so that the segment disclosures are presented on a comparable basis.

The Group’s Board of Directors reviews segment performance and allocates resources based upon revenue, operating loss as well as the funds available for each segment. The Board of Directors does not review any other information for purposes of assessing segment performance or allocating resources.

	For the six months ended June 30, 2024
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company and Other $	Consolidated $
Contract revenue	—	—	—	—
Grant revenue	288	—	—	288
Total revenue	288	—	—	288
General and administrative expenses	(4,450)	(6,548)	(16,759)	(27,758)
Research and development expenses	(32,981)	(5,710)	(237)	(38,928)
Total operating expense	(37,431)	(12,258)	(16,997)	(66,686)
Operating income/(loss)	(37,143)	(12,258)	(16,997)	(66,398)
Income/expenses not allocated to segments
Other income/(expense):
Gain/(loss) on investment held at fair value				3,882
Realized loss on sale of investments				151
Gain/(loss) on investment in notes from associates				11,612
Other income/(expense)				548
Total other income/(expense)				16,193
Net finance income/(costs)				(1,468)
Share of net income/(loss) of associates accounted for using the equity method				(3,357)
Income/(loss) before taxes				(55,030)
	As of June 30, 2024
Available Funds
Cash and cash equivalents	24,781	99,359	184,338	308,478
Short-term Investments	—	—	191,938	191,938
Consolidated cash, cash equivalents and short-term investments	24,781	99,359	376,276	500,416

	For the six months ended June 30, 2023
	Wholly-Owned Programs $	Controlled Founded Entities $	Parent Company and Other $	Consolidated $
Contract revenue	—	750	—	750
Grant revenue	135	—	2,265	2,400
Total revenue	135	750	2,265	3,150
General and administrative expenses	(6,981)	(237)	(18,947)	(26,166)
Research and development expenses	(45,139)	(368)	(7,640)	(53,146)
Total Operating expenses	(52,120)	(605)	(26,588)	(79,312)
Operating income/(loss)	(51,985)	145	(24,323)	(76,163)
Income/expenses not allocated to segments
Other income/(expense):
Gain on deconsolidation				61,787
Gain/(loss) on investment held at fair value				7,818
Gain/(loss) on investment in notes from associates				(6,045)
Other income/(expense)				(1,134)
Total other income/(expense)				62,426
Net finance income/(costs)				5,316
Share of net income/(loss) of associate accounted for using the equity method				(5,324)
Income/(loss) before taxes				(13,744)
	As of December 31, 2023
Available Funds
Cash and cash equivalents	1,895	675	188,511	191,081
Short-term Investments	—	—	136,062	136,062
Consolidated cash, cash equivalents and short-term investments	1,895	675	324,573	327,143

4.     Investments Held at Fair Value
Investments held at fair value include both unlisted and listed securities held by the Group. These investments, which include interests in Akili, Vor, Sonde, Vedanta and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. See Note 13. Financial Instruments for information regarding the valuation of these instruments. Activities related to such investments during the periods are shown below:

Investments held at fair value	$
Balance as of December 31, 2023 and January 1, 2024	317,841
Sale of Karuna shares	(292,672)
Gain realised on sale of investments	151
Gain – change in fair value through profit and loss	3,882
Balance as of June 30, 2024 before allocation of equity method loss to long-term interest ("LTI")	29,202
Equity method loss recorded against LTI	(172)
Balance as of June 30, 2024 after allocation of equity method loss to LTI	29,030
Vedanta
On March 1, 2023 Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of Directors and the Group lost control over the Vedanta's Board of Directors and the power to direct the relevant Vedanta activities. Consequently, Vedanta was deconsolidated on March 1, 2023 and its results of operations were included in the Condensed Consolidated Financial Statements through the date of deconsolidation.
Following deconsolidation, the Group still has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. However, the Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
Upon deconsolidation, the Group derecognized its assets, liabilities and non-controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61,787.
During the six months ended June 30, 2024 and June 30, 2023, the Group recognized a loss of $3,648 and $2,171, respectively for the changes in the fair value of the investment in Vedanta that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vedanta was $10,505 and $14,153 as of June 30, 2024 and December 31, 2023, respectively.
Karuna
As of December 31, 2023, the Group held 886,885 shares or 2.3 percent of total outstanding Karuna common stock with fair value of $280,708. In March 2024, Karuna common shares were acquired by Bristol Myers Squibb ("BMS") for $330 per share in accordance with the terms of a definitive merger agreement signed in December 2023. As a result of this transaction, the Group received total proceeds of $292,672 before income tax in exchange for its holding of 886,885 shares of Karuna common stock.
During the six months ended June 30, 2024 and 2023, the Group recognized a gain of $11,813 and $21,458, respectively, for the changes in the fair value of its investment in Karuna that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Sonde
On May 25, 2022, Sonde completed a Series B preferred share financing, which resulted in the Group losing control over Sonde and the deconsolidation of Sonde.
Following deconsolidation, the Group still had significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock, and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. See Note 5. Investments in Associates. The convertible Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.
During the six months ended June 30, 2024 and 2023, the Group recognized a gain of $163, and a loss of $167, respectively, for the change in the fair value of its investment in Sonde that were included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Sonde was $10,571 and $10,408 as of June 30, 2024 and December 31, 2023, respectively. As the Group’s investment in
Sonde is considered to be a long term interest, a loss of $172 from Sonde’s equity method of accounting was applied to the investment balance, reducing the balance to $10,399.
Vor
During the six months ended June 30, 2024 and 2023, the Group recognized a loss of $3,340 and $9,512, respectively, for the change in the fair value of its investment in Vor that was included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vor was $2,672 and $6,012 as of June 30, 2024 and December 31, 2023, respectively.

Akili
During the six months ended June 30, 2024 and 2023, the Group recognized a loss of $985 and $354, respectively, for the changes in the fair value of its investment in Akili that were included in gain/(loss) on investments held at fair value within the Condensed Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Akilli was $5,437 and $6,422 as of June 30, 2024 and December 31, 2023, respectively.
On July 2, 2024, Akili was acquired by Virtual Therapeutics. As a result of this transaction, the Group received total proceeds of $5,437 before income taxes in exchange for its holding of 12,527,476 shares of Akili common stock.
5.     Investments in Associates
Gelesis
Gelesis was founded by the Group and raised funding through preferred shares financings as well as issuances of warrants and loans. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements. Upon deconsolidation, the preferred shares and warrants held by the Group fell under the guidance of IFRS 9 Financial Instruments and were treated as financial assets held at fair value and the investment in common shares of Gelesis was subject to IAS 28 Investment in Associates as the Group had significant influence over Gelesis.
During the year ended December 31, 2023, the Group entered into agreements with Gelesis to purchase senior secured convertible promissory notes and warrants for shares of Gelesis common stock (see Note 6. Investment in Notes from Associates). The warrants to purchase shares of Gelesis common stock represented potential voting rights to the Group and it is therefore necessary to consider whether they were substantive. If these potential voting rights were substantive and the Group had the practical ability to exercise the rights and take control of greater than 50% of Gelesis common stock, the Group would be required to consolidate Gelesis under the accounting standards.
In February 2023, the Group obtained warrants to purchase 23,688,047 shares of Gelesis common stock (the “February Warrants”) at an exercise price of $0.2744 per share. The exercise of the February Warrants was subject to the approval of the Gelesis stockholders until May 1, 2023. On May 1, 2023, stockholder approval was no longer required for the Group to exercise the February Warrants. The potential voting rights associated with the February Warrants were not substantive as the exercise price of the February Warrants was at a significant premium to the fair value of the Gelesis common stock.
In May 2023, the Group obtained warrants to purchase 235,441,495 shares of Gelesis common stock (the “May Warrants”). The May Warrants were exercisable at the option of the Group and had an exercise price of either $0.0182 or $0.0142. The May Warrants were substantive as the Group would have benefited from exercising such warrants since their exercise price was at the money or at an insignificant premium over the fair value of the Gelesis common stock. However, that benefit from exercising the May Warrants only existed for a short period of time because in June 2023, the potential voting rights associated with the May Warrants were impacted by the terms and conditions of a merger agreement that the Group signed with Gelesis on June 12, 2023 (the "Merger Agreement") and were no longer substantive.
On October 12, 2023, the Group terminated the Merger Agreement with Gelesis as certain closing conditions were not satisfied . In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. A Chapter 7 trustee has been appointed by the Bankruptcy Court who has control over the assets and liabilities of Gelesis, effectively eliminating the authority and powers of the Board of Directors of Gelesis and its executive officers to act on behalf of Gelesis. The assets of Gelesis are in liquidation and Gelesis no longer has any officers or employees. The Group ceased accounting for Gelesis as an equity method investment as it no longer has significant influence in Gelesis.
During the year ended December 31, 2023, the Group recorded $4,910 as its share in the losses of Gelesis with $3,787 recorded in the first six months. The Group’s balance in this equity method investment was $— as of June 30, 2024 and December 31, 2023.
Sonde
Following deconsolidation of Sonde on May 25 2022, the Group has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such, provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method of accounting. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest, and as such, are accounted for under IFRS 9, as investments held at fair value.
During the six months ended June 30, 2024 and 2023, the Group recorded a loss of $3,357 and $1,537, respectively, related to Sonde's equity method of accounting. As of December 31, 2023, the Sonde equity method investment had a balance of $3,185. The Group's share of Sonde's loss in the six months ended June 30, 2024 has reduced the Group's investment in this associate to $0. The excess loss of $172 was applied against the fair value of Sonde Preferred A-2 and B shares, which are considered to be long term interests.

6.     Investment in Notes from Associates
Gelesis
On July 27, 2022, the Group, as a lender, entered into an unsecured promissory note (the "Junior Note") with Gelesis, as a borrower, in the amount of $15,000. The Junior Note bears an annual interest rate of 15% per annum. The maturity date of the Junior Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. Based on the terms of the Junior Note, due to the option to convert to a variable amount of shares at the time of default, the Junior Note is required to be measured at fair value with changes in fair value recorded through profit and loss.
During the year ended December 31, 2023, the Group entered into multiple agreements with Gelesis to purchase senior secured convertible promissory notes (the "Senior Notes") and warrants for share of Gelesis common stock for a total consideration of $11,850. The Senior Notes are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis s.r.l., a subsidiary of Gelesis, and certain other exceptions). The initial fair value of the Senior Notes was determined to be $10,729 while $1,121 was determined to be the initial fair value of the warrants. The Senior Notes represent debt instruments that are presented at fair value through profit and loss as the amounts receivable do not solely represent payments of principal and interest as the Senior Notes are convertible into Gelesis common stock.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined that the fair value of the Junior Note and the Senior Notes with the warrants was $0 as of December 31, 2023. For the six months ended June 30, 2023 and year ended December 31, 2023, the Group recorded a loss of $5,945 and $27,230, respectively, for the changes in the fair value of these instruments which were included in gain/(loss) on investments in notes from associates in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of Bankruptcy Court related legal and administrative costs. As of June 30, 2024, these notes were determined to have a fair value of $11,312. The Group recorded a gain of $11,312 for the changes in the fair value of these notes which were included in gain/(loss) on investments in notes from associates in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Vedanta
On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18,000, of which $5,000 were invested by the Group. The convertible debt carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre-money valuation cap established in the agreement. If the convertible debt is not earlier converted or repaid, the entire outstanding amount of the convertible debt shall be due and payable upon the earliest to occur of (a) the later of (x) November 1, 2025 and (y) the date which is sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor have been paid in full, or (b) the consummation of a Deemed Liquidation Event (as defined in Vedanta’s Amended and Restated Certificate of Incorporation).
Due to the terms of the convertible debt, the investment in such convertible debt is measured at fair value with changes in the fair value recorded through profit and loss. During the six months ended June 30, 2024 and June 30, 2023, the Group recorded a gain of $300 and a loss of $100, respectively, for the changes in the fair value of the Vedanta convertible debt, which were included in gain/(loss) on investments in notes from associates in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
Following is the activity in respect of investments in notes from associates during the period. The fair value of the $16,212 notes from associates as of June 30, 2024 is determined using unobservable Level 3 inputs. See Note 13. Financial Instruments for additional information.

Investment in notes from associates	$
Balance as of December 31, 2023 and January 1, 2024	4,600
Changes in the fair value of the notes	11,612
Balance as of June 30, 2024	16,212
7.    Share-based Payments
Share-based payments includes stock options and restricted stock units (“RSUs”). Expense for stock options and time-based RSUs is recognized based on the grant date fair value of these awards. Performance-based RSUs to executives are treated as liability awards and the related expense is recognized based on reporting date fair value up until settlement date.
Share-based Payment Expense
The Group's share-based payment expense for the six months ended June 30, 2024 and 2023 was $4,648 and $1,256, respectively. The following table provides the classification of the Group’s consolidated share-based payment expense as reflected in the Condensed Consolidated Statement of Comprehensive Income/(Loss):

Six months ended June 30,	2024 $	2023 $
General and administrative	4,471	1,121
Research and development	176	135
Total	4,648	1,256

The Performance Share Plan
In June 2015, the Group adopted the Performance Stock Plan (the “2015 PSP”). Under the 2015 PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees, and other individuals providing services to the Group up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding.
In June 2023 the Group adopted a new Performance Stock Plan (the "2023 PSP") that has the same terms as the 2015 PSP but instituted for all new awards a limit of 10.0 percent of the total ordinary shares outstanding over a five-year period.
The awards granted under these plans have various vesting terms over a period of service between one and four years, provided the recipient remains continuously engaged as a service provider. The options awards expire 10 years from the grant date.
The share-based awards granted under these plans are generally equity-settled (see cash settlements below). As of June 30, 2024, the Group had issued 31,654,895 units of share-based awards under these plans.
RSUs
During the six months ended June 30, 2024 and 2023, the Group granted the following RSUs to certain non-executive Directors, executives and employees:

Six months ended June 30,	2024	2023
Time based RSUs	3,933,606	102,732
Performance based RSUs	1,822,151	3,576,937
Total RSUs	5,755,757	3,679,669
Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a vesting schedule over a one to three-year requisite service period in which the Group recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs.
Time-based RSUs are equity-settled. The grant date fair value on such RSUs is recognized over the vesting term.
Performance-based RSUs are granted to executives. Vesting of such RSUs is subject to the satisfaction of both performance and market conditions. The performance condition is based on the achievement of the Group's strategic targets. The market conditions are based on the achievement of the absolute total shareholder return (“TSR”), TSR as compared to the FTSE 250 Index, and TSR as compared to the MSCI Europe Health Care Index. The RSU award performance criteria have changed over time as the criteria are continually evaluated by the Group’s Remuneration Committee.
The Group recognizes the estimated fair value of performance-based awards with non-market conditions as share-based compensation expense over the performance period based upon its determination whether it is probable that the performance targets will be achieved. The Group assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.
The fair value of the performance-based awards with market conditions is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.
The RSUs to executives are treated as liability awards as the Group has a historical practice of settling these awards in cash, and as such, adjusted to fair value at every reporting date until settlement with changes in fair value recorded in earnings as stock based compensation expense.
In May 2024, the Group settled 237,420 vested RSUs through issuance of shares to a terminated employee. As such, the liability at the date of settlement was settled for $646 in shares.
In March 2024, the Group settled 518,721 vested RSUs through issuance of shares after paying the employees' withholding taxes in cash. As such, the liability at the date of settlement was settled for $655 in cash and $655 in shares.
In February and May 2023, the Group settled 276,425 vested RSUs through issuance of shares, after paying the employees' withholding taxes in cash. As such, the liability at dates of settlement was settled for $298 in cash and $424 in shares.
The Group recorded $973 expense and $235 income for the six months ended June 30, 2024 and 2023, respectively, in respect of all restricted stock units, of which $609 expense and $485 income, respectively, was in respect of liability settled share-based awards.
As of June 30, 2024, the carrying amount of the RSU liability awards was $3,435 with $1,886 current and $1,550 non current. As of December 31, 2023, the carrying amount of the RSU liability awards was $4,782 with $1,281 current and $3,501 non current, out of which $1,281 related to awards that met all their performance and market conditions and were settled in March and May of 2024 as discussed above.

Stock Options
During the six months ended June 30, 2024 and 2023, the Group granted 2,548,375 and 569,125 stock option awards, respectively.
Stock options are treated as equity-settled awards. The fair value of the stock options awarded by the Group was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted- average assumptions:

For the six months ended June 30,	2024	2023
Expected volatility	44.79%	43.45%
Expected terms (in years)	6.16	6.16
Risk-free interest rate	4.32%	3.66%
Expected dividend yield	—	—
Exercise price (GBP)	1.88	2.29
Underlying stock price (GBP)	1.88	2.29
These assumptions resulted in an estimated weighted-average grant-date fair value per share of stock options granted during the six months ended June 30, 2024, and 2023 of $1.19, and $1.38, respectively.
As of June 30, 2024, 9,191,140 incentive options are exercisable with a weighted-average exercise price of £2.20. Exercise prices ranged from £0.01 to £3.60.
The Group incurred share-based payment expense for the stock options of $390 and $1,215 for the six months ended June 30, 2024 and 2023, respectively.
Subsidiary Plans
The subsidiaries incurred $3,285 and $277 in share-based payment expense in respect of their share-based award plans for the six months ended June 30, 2024 and 2023, respectively.
The share-based payment expense for the six months ended June 30, 2024 is primarily related to the Seaport Plan discussed below.
In 2024, the Board of Directors of Seaport approved the 2024 Equity Incentive Plan (the “Seaport Plan”). The options granted under the Seaport Plan are equity settled and expire 10 years from the grant date. Typically, the awards vest in four years but vesting conditions can vary based on the discretion of Seaport’s Board of Directors.
The estimated grant date fair value of the equity awards is recognized as an expense over the awards’ vesting periods.
In the six months ended June 30, 2024, Seaport granted 3,450,000 shares of restricted stock to certain officers and directors, of which 1,227,778 shares are fully vested as of June 30, 2024. Seaport also granted 14,859,335 stock options awards to its non-executive Directors, executives and employees. The fair value of the restricted stock is estimated at the date of grant using the market backsolve and two-scenario option pricing model. See Note 13. Financial Instruments. The fair value of the stock option grants was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

For the six months ended June 30,	2024
Expected volatility	80.00%
Expected terms (in years)	5.75
Risk-free interest rate	4.34%
Expected dividend yield	—
Exercise price	$0.97
Underlying stock price	$0.97
These assumptions resulted in an estimated weighted-average grant-date fair value of $0.68 per share for stock options granted during the six months ended June 30, 2024.

8.    Finance Income/(Costs), net
The following table shows the breakdown of finance income and costs:

	2024 $	2023 $
For the six months ended June 30,
Finance income
Interest income from financial assets	11,732	7,731
Total finance income	11,732	7,731
Finance costs
Contractual interest expense on notes payable	(328)	(82)
Interest expense on other borrowings	—	(363)
Interest expense on lease liability	(675)	(817)
Gain/(loss) on foreign currency exchange	(33)	(76)
Total finance cost – contractual	(1,036)	(1,338)
Gain/(loss) from change in fair value of warrant liability	—	33
Gain/(loss) from change in fair value of preferred shares	(1,613)	2,617
Total finance income/(costs) – fair value accounting	(1,613)	2,650
Total finance costs - non cash interest expense related to sale of future royalties	(10,551)	(3,726)
Finance income/(costs), net	(1,468)	5,316
9.    Earnings/(Loss) per Share
Basic earnings/(loss) per share is computed by dividing the Group's income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares.
Dilutive earnings/loss per share is computed by dividing the Group's income or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares, plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential securities into ordinary shares. Dilutive effects arise from equity-settled shares from the Group's share-based plans.
During the six months ended June 30, 2024 and 2023, the Group incurred a net loss, and therefore, all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the diluted calculation amounted to 1,637,694 and 1,878,514 shares for the six months ended June 30, 2024 and 2023, respectively.
The following table sets forth the computation of basic and diluted earnings/(loss) per share for the periods presented:

ForForfor For the six months ended June 30,	2024	2023
Numerator:
Income/(loss) attributable to the owners of the Group	($41,773)	($25,004)
Denominator:
Issued ordinary shares at January 1	271,853,731	278,566,306
Effect of shares issued & treasury shares purchased and cancelled	(2,197,209)	(311,925)
Weighted average ordinary shares for basic EPS	269,656,522	278,254,381
Effect of dilutive securities	—	—
Weighted average ordinary shares for diluted EPS	269,656,522	278,254,381
Basic earnings/(loss) per ordinary share	($0.15)	($0.09)
Diluted earnings/(loss) per ordinary share	($0.15)	($0.09)
10.     Equity
On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each. The Group executed the Program in two equal tranches. It entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the ordinary shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche and the simultaneous on-sale of such ordinary shares by Jefferies to the Group, subject to certain volume and price restrictions. In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of stock options.
In March 2024, the Group announced a proposed capital return of $100,000 to its shareholders by way of a tender offer (the "Tender Offer"). The proposed Tender Offer was approved by shareholders at the Annual General Meeting of Stockholders held on June 6, 2024, to acquire a maximum number of 33,500,000 ordinary shares (including ordinary shares represented by American Depository Shares (''ADSs'')) for a fixed price of 250 pence per ordinary share (equivalent to £25.00 per ADS) for a maximum aggregate amount of $100,000 excluding expenses.
The Tender Offer was completed on June 24, 2024. The Group repurchased 31,540,670 ordinary shares under the Tender Offer. Following such repurchase, the Group cancelled these shares repurchased. As a result of the cancellation, the nominal value of $600 related to the cancelled shares was reduced from share capital and transferred to a capital redemption reserve, increasing the capital redemption reserve balance to $600 as of June 30, 2024 which was included in other reserve in the Condensed Consolidated Statement of Changes in Equity.
As of December 31, 2023, the Group had 271,853,731 common shares outstanding, including 289,468,159 issued shares net of 17,614,428 shares repurchased and held by the Group in Treasury. As of June 30, 2024, the Group had 239,421,312 common shares outstanding, including 257,927,489 issued shares after deducting 31,540,670 cancelled ordinary shares repurchased through the Tender Offer, net of 18,506,177 shares repurchased and held by the Group in Treasury.

11.     Subsidiary Preferred Shares
In April 2024, Seaport closed a Series A-2 preferred share financing with aggregate proceeds of $100,100 of which $68,100 was from outside investors and $32,000 was from the Group. As of June 30, 2024, the Group held equity ownership in Seaport of 57.7 percent on a diluted basis.
Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.
The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the subsidiaries, that is not considered to be within the control of the subsidiaries. Therefore, these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holders and are mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios, the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such, the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.
The preferred shares are entitled to vote with holders of common shares on an as converted basis.
The fair value of all subsidiary preferred shares as of June 30, 2024 and December 31, 2023, is as follows:

	2024 $	2023 $
As of June 30, 2024 and December 31, 2023
Entrega	169	169
Seaport	69,713	—
Total subsidiary preferred share balance	69,882	169
As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of outstanding subsidiary preferred shares shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.
As of June 30, 2024 and December 31, 2023, the minimum liquidation preference reflecting the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, is as follows:

	2024 $	2023 $
As of June 30, 2024 and December 31, 2023
Entrega	2,216	2,216
Follica	6,405	6,405
Seaport	68,100	—
Total minimum liquidation preference	76,721	8,621
For the six months ended June 30, 2024, the Group recognized the following changes in the value of subsidiary preferred shares:

Subsidiary Preferred Shares $

Balance as of December 31 2023	169
Issuance of new preferred shares	68,100
Increase/(decrease) in value of preferred shares measured at fair value*	1,613
Balance as of June 30	69,882
*    The changes in fair value of preferred shares are included in total finance income/(costs) – fair value accounting in the Condensed Consolidated Statement of Comprehensive Income/(Loss).

12.     Sale of Future Royalties Liability
On March 4, 2011, the Group entered into a license agreement with Karuna Therapeutics, Inc. (“Karuna”) according to which the Group granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any (hereinafter “License Agreement”).
On March 22, 2023, the Group signed an agreement with Royalty Pharma (the "Royalty Purchase Agreement"), according to which the Group sold Royalty Pharma a partial right to receive royalty payments made by Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Group under the License Agreement will be paid to Royalty Pharma up until an annual sales threshold of $60,000, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Group. Under the terms of the Royalty Purchase Agreement, the Group received a non-refundable initial payment of $100,000 at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400,000 based on the achievement of certain regulatory and commercial milestones.
The Group continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, the Group will continue to account for any royalties and regulatory milestones due to the Group under the License Agreement as revenue and record the proceeds from the Royalty Purchase Agreement as a financial liability on its financial statements. In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement.
The acquisition of Karuna by Bristol Myers Squibb (NYSE: BMY), which closed on March 18, 2024, had no impact on the Group's rights or obligations under the License Agreement or Royalty Purchase Agreement, each of which remains in full force and effect.
In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The $100,000 liability, recorded at execution of the Royalty Purchase Agreement, is accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that are recognized in each reporting period.
Additional proceeds received from Royalty Pharma will increase the Group’s financial liability. As royalty payments are made to Royalty Pharma, the balance of the liability will be effectively repaid over the life of the Royalty Purchase Agreement. To date, the Group has not made any royalty payments to Royalty Pharma. The estimated timing and amount of royalty payments to and proceeds from Royalty Pharma are likely to change over the life of the Royalty Purchase Agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in the timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. The Group periodically assesses the expected payments to, or proceeds from, Royalty Pharma. Any such changes in amount or timing of cash flows requires the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty Purchase Agreement that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.
The following shows the activity in respect of the sale of future royalties liability:

Sale of future royalties liability $
Balance as of December 31, 2023	110,159
Non cash interest expense recognized	10,551
Balance as of June 30, 2024	120,710
Less sale of future royalties liability, current	-3,252
Sale of future royalties liability, non-current	117,458

13.     Financial Instruments
The Group’s financial instruments consist of financial assets in the form of notes, convertible notes and investment in shares, and financial liabilities, including preferred shares. Many of these financial instruments are presented at fair value, with changes in fair value recorded through profit and loss.
Fair Value Process
For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued can be determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market/asset probability-weighted expected return method ("PWERM") approach, discounted cash flow approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows:

Valuation Method	Description
Market – Backsolve	The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value.
Market/Asset – PWERM	Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee.
Income Based – DCF	The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate.
At each measurement date, investments held at fair value (that are not publicly traded) as well as the fair value of preferred share liabilities, including embedded conversion rights that are not bifurcated, were determined using the following allocation methods: option pricing model (“OPM”), PWERM, or hybrid allocation framework. The methods are detailed as follows:

Allocation Method	Description
OPM	The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock.
PWERM	Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class.
Hybrid
The hybrid method is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenario's occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios.

Valuation policies and procedures are regularly monitored by the Group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed for reasonableness and compliance with the fair value measurements guidance under IFRS accounting standards. The Group measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

Fair Value Hierarchy Level	Description
Level 1	Inputs that are quoted market prices (unadjusted) in active markets for identical instruments.
Level 2	Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3
Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instruments' valuation.

Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable and reasonable, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed.

Subsidiary Preferred Shares Liability
The following table summarizes the changes in the Group’s subsidiary preferred shares measured at fair value, which are categorized as Level 3 in the fair value hierarchy:

Subsidiary Preferred Shares $
Balance at December 31, 2023 and January 1, 2024	169
Value at issuance	68,100
Change in fair value	1,613
Balance at June 30, 2024	69,882
The change in fair value of preferred shares liabilities are recorded in finance income/(costs) – fair value accounting in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
The significant unobservable inputs used at June 30, 2024 in the fair value measurement of the Group’s material subsidiary preferred shares liability and the sensitivity of the fair value measurement for this liability to changes of these significant unobservable inputs are summarized in the table below.

As of June 30, 2024	Subsidiary Preferred Share Liability Measured through Market Backsolve & Two-Scenario OPM
Unobservable Inputs	Input Value	Sensitivity Range	Fair Value Increase/(Decrease) $
Equity Value	192,200	-5%	(2,251)
		+5%	2,137
Time to Liquidity	1.27	-6 Months	3,511
		+ 6 Months	(2,924)
Volatility	56%	-10%	1,664
		+10%	(1,714)
Investments Held at Fair Value
Vor and Akili Valuation
Vor (Nasdaq: VOR), Akili (Nasdaq: AKLI) and additional immaterial investments are listed entities on an active exchange, and as such, the fair value as of June 30, 2024, was calculated utilizing the quoted common share price which is categorized as Level 1 in the fair value hierarchy.
Vedanta and Sonde
As of June 30, 2024, the Group accounts for the following investments under IFRS 9 as investments held at fair value with changes in fair value through the profit and loss: Sonde preferred A-2 and B shares and Vedanta convertible preferred shares. The valuation of the aforementioned investments is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the six months ended June 30, 2024, the Group recorded such investments at fair value and recognized a loss of $3,486 for the change in fair value of the investments.
The following table summarizes the changes in all the Group’s investments held at fair value categorized as Level 3 in the fair value hierarchy:

$
Balance at December 31, 2023	24,872
Gain/(loss) on changes in fair value	(3,796)
Balance as of June 30, 2024 before allocation of equity method loss to LTI	21,076
Equity method loss recorded against LTI	(172)
Balance as of June 30, 2024 after allocation of equity method loss to LTI	20,904
The change in fair value of investments held at fair value is recorded in gain/(loss) on investments held at fair value in the Condensed Consolidated Statement of Comprehensive Income/(Loss).
As of June 30, 2024, the Group’s material investments held at fair value categorized as Level 3 in the fair value hierarchy include the preferred shares of Sonde and Vedanta, with fair value of $10,571 and $10,505, respectively. The significant unobservable inputs used at June 30, 2024 in the fair value measurement of these investments and the sensitivity of the fair value measurements for these investments to changes of these significant unobservable inputs are summarized in the table below.

As of June 30, 2024	Investment Measured through Market Backsolve & OPM
Unobservable Inputs (Sonde)	Input Value	Sensitivity Range	Fair Value Increase/(Decrease) $
Equity Value	54,307	-5%	(466)
		+5%	466
Time to Liquidity	2.00	-6 Months	34
		+ 6 Months	(37)
Volatility	55%	-10%	1
		+10%	(25)

As of June 30, 2024	Investment Measured through Market Backsolve that Leverages a Monte Carlo Simulation
Unobservable Inputs (Vedanta)	Input Value	Sensitivity Range	Fair Value Increase/(Decrease) $
Equity Value	30,272	-5%	(1,029)
		+5%	913
Time to Liquidity	0.73	- 6 Months	(9,690)
		+ 6 Months	3,328
Volatility	125%	-10%	(1,111)
		+10%	823
Investments in Notes from Associates
As of June 30, 2024 and December 31, 2023, the investment in notes from associates was $16,212 and $4,600, respectively. The balance represents the fair value of convertible promissory notes with a principal value of $26,850 issued by Gelesis and convertible debt with a principal value of $5,000 issued by Vedanta.
During the six months ended June 30, 2024, the Group recorded a gain of $11,612 for the change in fair value of the notes from associates in the gain/(loss) on investments in notes from associates within the Condensed Consolidated Statement of Comprehensive Income/Loss. The gain was driven by an increase of $11,312 in the fair value of the Gelesis convertible promissory notes and an increase of $300 in the fair value of the Vedanta convertible note.
In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined the fair value of the convertible promissory notes issued by Gelesis to be $0 at December 31, 2023. In June 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15,000. As the only senior secured creditor, the Group is expected to receive a majority of the proceeds from this sale after deduction of legal and administrative costs incurred by the Bankruptcy Court. As of June 30, 2024, these notes were determined to have a fair value of $11,312.
The convertible debt issued by Vedanta was valued using a market backsolve approach that leverages a Monte Carlo simulation. The significant unobservable inputs categorized as Level 3 in the fair value hierarchy used at June 30, 2024, in the fair value measurement of the convertible debt are the same as the inputs disclosed above for Vedanta preferred shares.
Fair Value Measurement and Classification
The fair value of financial instruments by category as of June 30, 2024 and December 31, 2023:

	2024
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[3]:
Money Markets[1,2]	224,361	—	224,361	—	—	224,361
Investment in notes from associates	16,212	—	—	—	16,212	16,212
Investments held at fair value	29,202	—	8,126	—	21,076	29,202
Total financial assets	269,775	—	232,487	—	37,288	269,775
Financial liabilities:
Subsidiary preferred shares	—	69,882	—	—	69,882	69,882
Share-based liability awards	—	3,435	—	—	3,435	3,435
Total financial liabilities	—	73,317	—	—	73,317	73,317
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Included within cash and cash equivalents.
3.    Excluded from the table above are short-term investments of $191,938 that are classified at amortized cost as of June 30, 2024. The cost of these short-term investments approximates current fair value.

The Group has a number of financial instruments that are not measured at fair value in the Condensed Consolidated Statement of Financial Position. For these instruments the fair values are not materially different from their carrying amounts.

	2023
	Carrying Amount		Fair Value
	Financial Assets $	Financial Liabilities $	Level 1 $	Level 2 $	Level 3 $	Total $
Financial assets[3]:
Money Markets[1,2]	156,705	—	156,705	—	—	156,705
Note from associate	4,600	—	—	—	4,600	4,600
Investments held at fair value	317,841	—	292,970	—	24,872	317,841
Total financial assets	479,146	—	449,675	—	29,472	479,146
Financial liabilities:
Subsidiary preferred shares	—	169	—	—	169	169
Share-based liability awards	—	4,782	—	—	4,782	4,782
Total financial liabilities	—	4,951	—	—	4,951	4,951
1    Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2    Included within cash and cash equivalents.
3    Excluded from the table above are short-term investments of $136,062 that are classified at amortized cost as of December 31, 2023. The cost of these short-term investments approximates current fair value.

14.     Non-Controlling Interest
As of June 30, 2024, non-controlling interests include Entrega, Follica, and Seaport. Ownership interests of the non-controlling interests in these entities as of June 30, 2024 were 11.7 percent, 19.9 percent and 56.4 percent, respectively. As of December 31, 2023, non-controlling interests include Entrega, and Follica. Ownership interests of the non-controlling interests in these entities were 11.7 percent, and 19.9 percent, respectively. Non-controlling interests include the amounts recorded for subsidiary stock awards.
For the six-months ended June 30, 2024, Seaport issued 950,000 shares of fully vested common stock to the Group and 3,450,000 shares of common stock to certain officers and directors, of which 1,227,778 shares are fully vested as of June 30, 2024. Therefore, the non-controlling interest ownership percentage is 56.4 percent as of June 30, 2024.
The following table summarizes the changes in the non-controlling ownership interest in subsidiaries.

Non-Controlling Interest $
Balance at December 31, 2023 and January 1, 2024	(5,835)
Share of comprehensive income (loss)	(7,111)
Equity settled share-based payments	3,285
Expiration of share options in subsidiary	(1)
Balance at June 30, 2024	(9,661)

The following table summarizes the financial information related to Seaport, the Group's only subsidiary with significant non-controlling interest as of June 30, 2024.

For the period ended June 30, 2024	Non-Controlling Interest $
Statement of Comprehensive Income/(Loss)
Total revenue	—
Income/(loss) for the period	(12,332)
Total comprehensive income/(loss) for the period	(12,332)
Statement of Financial Position
Total assets	102,494
Total liabilities	79,070
Net assets/(liabilities)	23,424

15.     Trade and Other Payables
Information regarding Trade and other payables was as follows:

As of June 30, 2024 and December 31, 2023	2024 $	2023 $
Trade payables	8,125	14,637
Accrued expenses	21,434	28,187
Liability for share-based awards	1,886	1,281
Other	1	3
Total trade and other payables	31,445	44,107
16.    Commitments and Contingencies
The Group is a party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses, the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of June 30, 2024, certain milestone events have not yet occurred, and therefore, the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group, and many of these milestone events are remote of occurring. Payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7,371 and $7,371, respectively, as of June 30, 2024 and December 31, 2023. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.
The Group was a party to certain sponsored research arrangements and is a party to arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Group with research and/or manufacturing services. As of June 30, 2024 and December 31, 2023, the noncancellable commitments in respect of such contracts amounted to approximately $16,827 and $16,422, respectively.
In March 2024, a complaint was filed in Massachusetts District Court against the Group alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Group's subsidiary based on purported terms of a contract between such individual and the Group. The Group intends to defend itself vigorously though the ultimate outcome of this matter and the timing for resolution remains uncertain. No determination has been made that a loss, if any, arising from this matter is probable or that the amount of any such loss, or range of loss, is reasonably estimable.
The Group is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Group does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations. The Group did not book any provisions and did not identify any contingent liabilities requiring disclosure for any legal proceedings other than already included above for the six months ended June 30, 2024.
17.    Related Parties Transactions
Related Party Subleases
During 2019, the Group executed a sublease agreement with a related party, Gelesis. During 2023, the sublease receivable was written down to $0 as Gelesis ceased operations and filed for bankruptcy.
The Group recorded $0, and $16 of interest income with respect to the sublease during the six months ended June 30, 2024, and 2023, respectively, which is presented within finance income in the Condensed Consolidated Statement of Comprehensive Income/(Loss).

Key Management Personnel Compensation
Key management includes executive directors and members of the executive management team of the Group (not including non-executive directors). The key management personnel compensation of the Group was as follows for the six months ended June 30:

	2024 $	2023 $
For the six months ended June 30
Short-term employee benefits	1,872	2,230
Post-employment benefits	44	38
Termination Benefits	140	187
Share-based payment expense	314	(518)
Total	2,370	1,937
Short-term employee benefits include salaries, health care and other non-cash benefits. Post-employment benefits include 401K contributions from the Group. Termination benefits include severance pay. Share-based payments are generally subject to vesting terms over future periods. See Note 7. Share-based Payments. As of June 30, 2024, the payable due to the key management employees was $909.
In addition the Group paid remuneration to non-executive directors in the amounts of $245, and $213 for the six months ended June 30, 2024, and 2023, respectively. Also, the Group incurred $147, and $216, of stock based compensation expense for such non-executive directors for the six months ended June 30, 2024, and 2023, respectively.
During the six months ended June 30, 2024 and 2023, the Group incurred $5, and $0, respectively, of expenses paid to related parties.
Convertible Notes Issued to Directors
Certain related parties of the Group have invested in convertible notes issued by the Group’s subsidiaries. As of June 30, 2024 and December 31, 2023, the outstanding related party notes payable totaled $107 and $104, respectively, including principal and interest. The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances.
Directors’ and Senior Managers’ Shareholdings and Share Incentive Awards
The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as of June 30, 2024:

	Business name (share class)	Number of shares held as of June 30, 2024	Number of options held as of June 30, 2024	Number of RSUs held as of June 30, 2024	Ownership interest¹
Directors:
Dr Robert Langer	Entrega (Common)	250,000	82,500	—	4.09%
Dr Raju Kucherlapati	Enlight (Class B Common)	—	30,000	—	3.00%
Dr John LaMattina[2]	Vedanta Biosciences (Common)	25,000	15,000	—	0.25%
	Akili (Common)	56,554	—	—	0.07%
Senior Managers:
Dr Eric Elenko	Seaport Therapeutics	950,000	—	—	1.11%
1    Ownership interests as of June 30, 2024 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.
2    Dr John LaMattina holds convertible notes issued by Appeering in the aggregate principal amount of $50,000. Share holdings in Akili were sold in July 2024 as a result of the acquisition of Akili by Virtual Therapeutics.

Directors and senior managers hold 10,295,371 ordinary shares and 4.3 percent voting rights of the Group as of June 30, 2024. This amount excludes options to purchase 1,996,875 ordinary shares. This amount also excludes 4,287,561 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2024, 2023 and 2022, and 355,212 shares, which are issuable to directors immediately prior to the Group's 2025 Annual General Meeting of Stockholders, based on the terms of the RSU awards granted to non-executive directors in 2024. Such shares will be issued to such senior managers and non-executive directors in future periods provided that performance and/or service conditions are met, and certain of the shares will be withheld for payment of customary withholding taxes.
Other
See Note 6. Investment in Notes from Associates for details on the notes issued by Gelesis and Vedanta to the Group.
As of June 30, 2024, the Group has a receivable from Sonde and Vedanta in the amount of $930.
See Note 5. Investments in Associates for details on the execution and termination of the Merger Agreement with Gelesis.

18.     Taxation
Income tax benefit/(expense) is recorded based on management’s estimate of the annual effective income tax rate which is determined for each jurisdiction and applied to the interim period pre-tax income/(loss) of each jurisdiction, respectively. Income tax benefit/(expense) related to discrete events or transactions are recorded in the interim period in which the event or transaction occurs.
For the six months ended June 30, 2024 and 2023, the Group recorded an income tax benefit of $6,147 and an income tax expense of $11,807, respectively, which represented an effective tax rate of 11.2 percent and negative 85.9 percent, respectively. The income tax benefit recorded for the six months ended June 30, 2024, primarily related to recognizing an income tax benefit from generated tax credits, a discrete income tax benefit related to the capital loss from the Akili investment, partially offset by a discrete income tax expense related to the mark-to-market investment adjustments.
19.    Subsequent Events
The Group has evaluated subsequent events after June 30, 2024, up to the date of issuance, August 28, 2024, of the Condensed Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Condensed Consolidated Financial Statements or notes thereto.

Directors’ responsibility statement
The Board of Directors approved this Half-yearly Financial Report on August 28, 2024.
The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
Approved by the Board of Directors and signed on its behalf by:

Bharatt Chowrira
Chief Executive Officer
August 28, 2024